D. Anthony Scaglione Executive Vice President and Chief Financial Officer One Liberty Plaza, 7th Floor New York, NY 10006 Office: (212) 297-9748 Fax: (866) 406-3683

VIA EDGAR

March 24, 2017

Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Kristi Marrone

Re:	ABM Industries Incorporated
Form 10-K as of October 31, 2016
Filed December 21, 2016
File No. 001-08929

Form 8-K
Filed December 14, 2016
File No. 001-08929

Ladies and Gentlemen:

On behalf of ABM Industries Incorporated (referred to as “ABM,” “we,” “our,” or the “Company”), please find our responses to the letter from the staff of the Securities and Exchange Commission (the “Staff”) dated March 1, 2017 with respect to the above-referenced filings. All references to years within this letter are to our fiscal year, which ends on October 31. To assist with your review, we have included the Staff’s comments in italics directly above our responses.

Form 10-K for the fiscal year ended October 31, 2016

Filed December 21, 2016

File No. 001-08929

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

            Critical Accounting Policies and Estimates, page 41

1.

We note from your disclosure on page 47 that as of October 31, 2016, you estimated a range of possible loss contingencies between $0 – 7 million. Please tell us how you determined this range in light of the substantial legal settlement entered into on February 6, 2017.

Response:

We note that in the first paragraph of Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations (“M D & A”), of the Company’s Annual Report on Form 10-K for the year ended October 31,

March 24, 2017

2016 (the “Form 10-K”), we state that the Company’s M D & A should be read in conjunction with the Company’s consolidated financial statements and accompanying notes (the “Financial Statements”). In the Financial Statements, we specifically disclosed in Note 16 that the range of possible loss contingencies of $0-7 million excluded any loss related to the Augustus case. In Note 16 the Company discussed the Augustus case in detail and provided appropriate context of the status of possible loss since Note 16 disclosed: (a) the amount of the judgment by the Superior Court of California in favor of plaintiffs of $89.7 million and the $4.5 million relating plaintiffs’ attorneys’ fees (collectively, $94.2 million) and (b) that the State of California, Second Appellate District (the “Appeals Court”) had subsequently reversed the judgment of the Superior Court and vacated the damages award. As a result of this disclosure, the Company provided the full context of a range of $0 in the case of the Appeals Court ruling, to the upper end of the original awards of $94.2 million.

2.	With respect to the Augustus case and the Karapetyan case settled on February 6, 2017 please tell us how you considered ASC 450-20-25-2 in determining that an accrual for loss contingencies was not required as of October 31, 2016. We refer also to your Forms 8-K filed on December 23, 2016 and February 7, 2017.

Response:

With respect to the Augustus case and the Karapetyan case settled on February 6, 2017, we evaluated such loss contingencies in accordance with ASC 450-20-25-2 and determined that an accrual for loss contingencies was not probable as of October 31, 2016. The Company based its assessment on its analysis of applicable law, conducted with the assistance of external counsel, which was supported by the decision of the Appeals Court on December 31, 2014. The Appeals Court opinion stated that “on-call rest breaks are permissible” and remaining on call during rest breaks does not render the rest breaks invalid under California law. The Appeals Court explained that “although on-call hours constitute ‘hours worked’ remaining available to work is not the same as performing work…Section 226.7 proscribes only work on a rest break.” The Company, together with its outside appellate counsel, Gibson, Dunn & Crutcher, strongly believed that the decision of the Appeals Court was correct and would be affirmed by the California Supreme Court. As of December 21, 2016, the date we filed the Form 10-K, we had no indication of the unfavorable outcome of the California Supreme Court decision issued on December 22, 2016. Subsequent to the unfavorable ruling, the Company began to assess its options, including consideration of filing a petition for rehearing with the California Supreme Court and potentially filing a writ of certiorari with the U.S. Supreme Court. After consideration of its options for further review and relief, the Company began settlement discussions and ultimately agreed to settle the matter for $110.0 million, as disclosed in the Company’s Form 8-K filed on February 7, 2017.

With respect to the Karapetyan case, the Company believed that, under applicable law, a loss was not probable. The Karapetyan case involved allegations that were similar to those in the Augustus case but also included legal and factual issues not presented in the Augustus case. The Company assessed that a loss was not probable in the Karapetyan case due to significant factual disputes, different legal issues, the pendency of the Augustus case, uncertainty as to whether the court would certify a class in the Karapetyan case, and how, if a class were certified, the class would be defined.

Form 8-K filed December 14, 2016

Exhibit 99.1

Reconciliations of Non-GAAP Financial Measures

3.	We note that your non-GAAP reconciliations begin with non-GAAP measures rather than GAAP measures. It appears that these reconciliations present the non-GAAP measures with greater prominence than GAAP measures. Please tell us the consideration you gave to Question 102.10 of the Compliance and Disclosure

March 24, 2017

Interpretations on Non-GAAP Financial Measures issued on May 17, 2016. Additionally, in future filings provide discussion within your reconciliations of how you calculated the adjustment for income taxes. This comment is also applicable to the non-GAAP reconciliations found in Exhibit 99.2.

Response:

In response to the Staff’s comment, the Company will revise its future earnings release materials furnished under Item 2.02 of Form 8-K to present comparable GAAP measures with equal or greater prominence to any non-GAAP measure presented and will begin reconciliations with GAAP measures instead of non-GAAP measures. We confirm that in future filings, we will provide discussion within our reconciliations of how we calculated the adjustment for income taxes. Please see our response to question 5 with respect to the application of Question 102.10 to Exhibit 99.2.

4.	Please explain what is included in the Self-insurance adjustment and why you believe the exclusion of this amount from income from continuing operations results in a measure that is useful to investors. Provide us with your proposed disclosure to the extent that this adjustment is included in future earnings releases or filings. This comment is also applicable to the non-GAAP reconciliations found in Exhibit 99.2.

Response:

Background – ABM’s Insurance Program

The Company uses a combination of insured and self-insurance programs to cover workers’ compensation, general liability, automobile liability, property damage, and other insurable risks. We are also self-insured for certain employee medical and dental plans. As of October 31, 2016, we had gross insurance claim reserves totaling $423.8 million.

We engage a professional third-party claims administrator to administer all claims. Our claims management process is further augmented by ABM internal resources and other external resources and involves a comparison of actual trends to expected trends as well as monitoring of claims developments. We engage an independent actuarial firm to perform an annual insurance reserve evaluation as well as a mid-year actuarial review by claim type and policy year. In addition to any changes in reserve amounts which arise as a result of the actuarial studies, in between evaluations we adjust the reserve and/or actual paid amounts for individual claims in response to, and as we learn of, claim-specific information (e.g., a required surgery).

ABM’s Non-GAAP Self-Insurance Adjustment

The Company adjusts income from continuing operations to eliminate changes to its self-insurance reserves for general liability, workers’ compensation, and automobile claims to the extent that those changes relate to claims that occurred prior to the beginning of the then-current fiscal year. For the year ended October 31, 2016, the Company adjusted income from continuing operations by $31.6 million, which amount related to increases in its insurance reserves that reflected unfavorable developments in its estimate of ultimate losses related to general liability, workers’ compensation, and automobile liability claims that occurred prior to November 1, 2015. The Company believes that such adjustments provide investors with meaningful information about the current ongoing performance of the business. The adjustments, positive and negative, are excluded from divisional management operating results because they relate to developments of claims that could date back many years and could be influenced by changes in regulatory, legal or medical trends that management has little ability to influence. We believe the exclusion of these amounts is useful to investors as it provides insight into management’s best estimate of current, fully-loaded insurance costs that are allocated to the divisions. Consistent with this approach, at the divisional level, the Company’s annual incentive compensation programs also exclude positive and negative adjustments for prior years’ claims development.

March 24, 2017

To the extent that we include this type of adjustment in future earnings releases or filings, we propose to add the following disclosure as a footnote to the adjustment for such insurance reserves:

Self-insurance adjustment - Represents adjustments to our self-insurance reserve for general liability, workers' compensation and automobile claims related to accidents that occurred in prior years. When management develops insurance expense for the current year, it estimates such expense in conjunction with the Company’s outside actuary to take into consideration past history and current costs and regulatory trends. Once the Company develops its best estimate of insurance expense premiums for the year, the Company fully allocates such costs to the business leaders to hold them accountable for the current year costs within operations. Since these prior period reserve changes relate to claims that could date back many years, current management has limited ability to influence the ultimate development of the prior year changes. Accordingly, including the prior period reserve changes in the Company's current operational results does not depict how the business is run as the Company holds its divisional management accountable for the current year's operational performance. The Company believes these adjustments provide investors and analysts a meaningful way to evaluate the Company’s performance.

Exhibit 99.2

5.	We note that you have highlighted Adjusted Income from Continuing Operations and Adjusted EBITDA for the quarter and year ended October 31, 2016, but not the most comparable GAAP measures. We also note that you have presented actual and projected Adjusted EPS, but not a GAAP-based EPS measure. Please tell us how your disclosure complies with Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016.

Response:

We respectfully note that Question 102.10 of the updated Compliance and Disclosure Interpretations relates to Item 10(e) of Regulation S-K. Exhibit 99.2 of our Current Report on Form 8-K filed on December 14, 2016 was furnished under Item 7.01 of Form 8-K. In future presentations, when we present historical or projected non-GAAP measures, we will provide the most comparable GAAP measures, except to the extent that, with respect to projected non-GAAP financial measures, we rely on the “unreasonable efforts” exception contained in Regulation G.

If you have any questions with respect to any of the information in this letter, please call me at 212-297-9748.

Very truly yours,

/s/ D. Anthony Scaglione
D. Anthony Scaglione
Executive Vice President and
Chief Financial Officer